PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

16 February

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Press Releases –
   16 December - Pearson signs nine-year testing agreement…….
   16 December – Pearson announces its December trading update
   17 December – Financial Times named most influential………
   12 January – Exciting new changes to the weekend FT
   15 January – G P Putnam's sons led the publishing industry……
   15 January – A new reference publisher to join Penguin Group (USA)
   21 January – Penguin Group (USA) names new non-fiction……..
   11 February – Penguin Group and Callaway Arts & Entertainment……
   12 February – Interactive Data Corporation reports another…….

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Company Secretary

4/19

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

Press releases

16 December 2003

Pearson signs nine-year testing agreement with the National Association of Securities Dealers

Pearson VUE, the electronic testing business of Pearson Education, today announced that it has signed a nine-year testing agreement with the US National Association of Securities Dealers (NASD).

Under the agreement, Pearson VUE will provide computer-based qualification and continuing education exams through its network of more than 200 professional testing centres throughout the US, beginning in 2004. To support the contract, Pearson will build a new test centre - its largest yet - in the New York financial district. Pearson VUE currently offers NASD testing in countries outside the U.S.

As part of their registration process, securities professionals must pass an examination to demonstrate competence their areas of work. These mandatory qualification examinations cover a broad range of subjects on the markets, as well as the securities industry and its regulatory structure. Securities professionals are also subject to mandatory continuing education requirements. About 450,000 qualification exams and continuing education sessions are administered each year.

"NASD can be confident its exams will be delivered in an environment specifically built to provide a secure, controlled and consistent testing experience. NASD member firms and securities professionals will appreciate our high level of customer service, convenient test center locations and availability of appointment times," said Bob Whelan, vice president and general manager of Pearson VUE. "Our company and staff focus is on providing the best technology, exceptional service and the finest test centers. The result is a testing experience that is unmatched in quality."

Pearson VUE (www.pearsonvue.com) is the electronic testing business of Pearson Education, the world's largest education company, which in turn is part of Pearson (NYSE: PSO; LSE: PSON), the international media company. Pearson's primary operations also include the Financial Times Group and the Penguin Group.

Further information

David Hakensen
David.Hakenson@pearson.com

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16 December 2003

Pearson announces its December trading update

Pearson released its December trading update today December 16 at 07:00 GMT. Click here for the press release .

UK Conference call

Marjorie Scardino, chief executive, and Rona Fairhead, chief financial officer, hosted a conference call for UK analysts and investors at 09:30 GMT today. A replay of the audiocast of the conference call is available here.

US Conference call

Marjorie and Rona also hosted a conference call for US analysts and investors at 09:30 ET (14:30 GMT) today. A replay of the audiocast of the US conference call is available here.

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Press releases

17 December 2003

Financial Times Named Most Influential International Media Brand

London - The Financial Times has been named the most influential international media brand of 2003 by Campaign Magazine.

The Financial Times took the number one spot in the annual Campaign rankings. Campaign described the FT as "still a must-read for anybody who wants to be taken seriously in the industry", and listed the revamp of the UK edition, the launch of the FT's Asia edition, the success of FT Deutschland and the FT's new printing operation in South Africa as key reasons for the FT's number one ranking.

The FT was ranked above major international media brands including The Economist, CNN, Time, MTV, Google and Fortune.

Olivier Fleurot, CEO of the Financial Times commented;

"The Financial Times is one of the world's premier media brands, and *the* best medium for advertisers who want to reach a global audience of influential decision makers. 2003 has been an exciting year for the FT, with the launch of a new Asia edition, the revamp of our UK edition and the launch of a new marketing campaign in the US. FT.com is the world's most popular business website and the global reach of the FT brand has never been stronger.

Further information

Joanna Manning-Cooper/Katy Hemmings: +44 (0) 207 873 4447

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, which is recognized internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 21 cities across the globe, has a daily circulation of over 450,000 and a readership of more than 1.6 million people worldwide.

- FT.com, the newspaper's internet partner, combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. FT.com has more than 65 million monthly page views and over 3.8 million unique monthly visitors.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group.

Press releases

12 January 2004

Exciting new changes to the Weekend FT

London - The Financial Times will introduce an exciting new set of columnists and features in the Weekend FT.

From Saturday 17th January, the Weekend section of the newspaper will include;

- a new weekly cookery column by leading chef and food writer Rowley Leigh;
- a new weekly trend-spotting column by Tyler Brule
- a new fortnightly 'life' column by FT Literary Editor Jan Dalley
- a new monthly golf column by Conservative Shadow Cabinet member Tim Yeo;
- expanded food and wine coverage with Jancis Robinson, Rowley Leigh and Nick Lander
- a new back page 'The Last Word' with Tyler Brule & Harry Eyre

The Financial Times magazine, edited by John Lloyd and published every Saturday with the Weekend FT will include:

- a new weekly column on culture by Arts writer Peter Aspden
- a new weekly slot 'All The Rage' on unusual new fads & crazes around the world
- a new weekly slot 'The Guru' about the big new idea of the week

Richard Addis, Editor of the Weekend FT commented:

"We are thrilled to expand our cast of colourful and eclectic writers. Rowley Leigh is one of the UK's leading food writers and, with Jancis Robinson and Nick Lander, will form the most compelling food and drink team in the business. Tyler Brulee will bring his unique brand of style writing and opinion to our Weekend team, and our unmissable new features and columns will give our readers an even better Weekend read."

The Weekend FT also includes the award winning 'How to Spend It' magazine which is published 18 times a year.

Further information

Joanna Manning-Cooper/Katy Hemmings + 44 (0) 207 873 4447

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 22 cities across the globe, has a daily circulation of over 460,000 and a readership of more than 1.6 million people worldwide.

- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.8 million unique monthly visitors, generating over 65 million page views and has over 69 000 subscribers. FT.com broke even in December 2002.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures, including;
    - *FTSE International, a joint venture with the*

London Stock Exchange.

- Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
- A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
- A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group.

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15 January 2004

G.P. Putnam's sons led the publishing industry in 2003 with 31 New York Times hardcover bestsellers

Nearly Double the Number Achieved by Any Other Imprint and Putnam's Highest Total Ever For A Single Year

New York, New York - G.P. Putnam's Sons, an imprint of Penguin Group (USA), had an unprecedented, record-breaking year in 2003, placing 31 hardcover fiction and nonfiction titles on *The New York Times* bestseller list - a 94 percent lead over its closest competitor. With this accomplishment, Putnam recorded more hardcover bestsellers than any other single imprint in any single year in at least the past decade. Putnam's 31 bestsellers in 2003 reflects a 20 percent rise over the 2002 total and represents the most bestsellers the imprint has ever had in one year. Seven of the titles were #1 *New York Times* bestsellers - also a publishing industry best for hardcover in 2003.

Carole Baron, President of G.P. Putnam's Sons and Dutton, commented, "I am so pleased to see Putnam maintain its #1 spot in delivering bestselling authors - actually surpassing last year's count - in a year that challenged all of us in the book world."

Putnam also continues to lead the publishing industry in hardcover fiction bestsellers, with 25 in 2003, including #1 titles from some of the house's most prestigious brand-name authors: Tom Clancy's *The Teeth of the Tiger*, Patricia Cornwell's *Blow Fly*, Nora Roberts' *Birthright*, and John Sandford's *Naked Prey* .

Among other national bestselling Putnam authors who reached new personal bests in 2003 were Nevada Barr, Catherine Coulter, William Gibson, Daniel Silva, Randy Wayne White and Stuart Woods.

In 2003, Putnam published two of the industry's most talked about and highly sought after books: *Kate Remembered* by A. Scott Berg and A Royal Duty by Paul Burrell. These two books both hit #1 on *The New York Times* hardcover nonfiction list and have shipped more than 1.5 million copies. The imprint also had three *New York Times* bestseller hardcover nonfiction debuts from Gary Heavin and Carol Colman (*Curves*), Bob Schieffer (*This Just In*) and Michael Durant (*In the Company of Heroes*).

Among other Putnam authors who had 2003 bestselling titles were Lillian Jackson Braun, Robin Cook, Clive Cussler, W.E.B. Griffin, Jack Higgins, Jayne Ann Krentz, Steve Martini, Sara Paretsky, Robert B. Parker and Amy Tan.

In addition to their commercial successes, Putnam authors received tremendous critical acclaim in 2003. *The New York*

Times Notable Books of the year include *Pattern Recognition* by William Gibson, which *The Times* described as "elegant" and "entrancing," and Arthur Gelb's *City Room* , described as having "the power to evoke whole generations of change in the news business."

Putnam is highly focused on diversifying its list going forward. Putnam President Carole Baron said, "We are continuing to add to our list of authors, which already includes Amy Tan, Kaye Gibbons and Kurt Vonnegut, in order to give our list more breadth and depth." New to Putnam's list in 2004 will be such critically acclaimed authors as Orange Prize-winning Helen Dunsmore, with her new novel, *Mourning Ruby*; PEN/Faulkner finalist Karen Joy Fowler with *The Jane Austen Book Club*; Stephen R. Donaldson, with the first of the final four books in his fantasy saga, "The Last Chronicles of Thomas Covenant;" and Spanish novelist Arturo Pérez-Reverte, with his remarkable new work of fiction, *The Queen of the South* .

On the nonfiction side, Putnam's list this year will include *The Art of the Steal* by Christopher Mason -- a serious look at the Southeby's scandal; internationally-known journalist Jeffrey Kluger's new book about Jonas Salk and the discovery of the polio vaccine; *The Pentagon's New Map* by Thomas P. M. Barnett, a work of political and military analysis that is being compared to Francis Fukyama's *The End of History*; and Rolling Stone journalist Evan Wright's *Generation Kill* , about the new face of America's warriors.

This month, Putnam published one of the most highly anticipated fiction debuts in years: *Retribution* by Jilliane P. Hoffman, a former Assistant State Attorney and a Regional Legal Advisor for the Florida Department of Law Enforcement. Hoffman brings chilling realism to a riveting tale featuring a female state attorney haunted by personal demons who becomes embroiled in a case involving the most terrifying predator she's ever encountered. More than 10,000 *Retribution* galleys were distributed between April and December and the title has already been named an International Book of the Month Club selection, a main selection of the Literary Guild, Book of the Month Club and Doubleday Book Club. *Retribution* has also been sold in 14 foreign countries.

During 2004, there will also be new Putnam titles from Tom Clancy, Clive Cussler, Nevada Barr, Lillian Jackson Braun, Catherine Coulter, Peter J. D'Adamo, The Funny Cide Team (with Sally Jenkins), Kaye Gibbons, W.E.B. Griffin, Gary Heavin, T.D. Jakes, Jayne Ann Krentz, Robert B. Parker, Arturo Pérez-Reverte, Amanda Quick, Karen Robards, J.D. Robb, Lawrence Sanders, John Sandford, Daniel Silva, Darrell Waltrip and Stuart Woods.

Penguin Group (USA) Inc. is the U.S. member of the internationally renowned Penguin Group. Penguin Group (USA) is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks, including Berkley Books, Dutton, Frederick Warne, G.P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, The Penguin Press, Philomel, Plume, Puffin, Riverhead Books and Viking, among others. The Penguin Group is part of Pearson plc, the international media company.

Further information

Marilyn Ducksworth, Penguin Group (USA), (212) 366-2564

Steve Oppenheim, G.P. Putnam's Sons, (212) 366-2562

Dave Zimmer, Penguin Group (USA), (212) 366-2687

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15 January 2004

A New Reference Publisher to Join Penguin Group (USA)

New York, New York - Susan Petersen Kennedy, President of Penguin Group (USA), is pleased to announce the appointment of Megan Newman to the newly created position of Publisher, with responsibility to oversee a reference-oriented program, including Avery Books and Viking Studio. Ms. Newman will also be functioning in an advisory capacity to Kathryn Court, President and Publisher of Penguin Books, for Penguin Reference. She will be joined by Kate Stark, who will assume the title of Associate Publisher.

Ms. Petersen Kennedy commented, "We felt that a realignment of our resources was the best way to serve the future growth of our illustrated, medical and reference publishing within Penguin. But the specific arrangement owes substantially to the proven talents of these two individuals, who are a welcome and valuable addition to our Group."

Ms. Newman said, "I am excited to have the opportunity to help strengthen the Avery and Studio imprints as well as support Penguin in its reference publishing. Kate and I embrace this challenge and look forward to joining forces with the talented team at Penguin."

Going forward, Avery Books will continue to publish approximately 30 titles per year and Viking Studio will continue to publish roughly ten titles annually - in hardcover and trade paperback formats.

Megan Newman has been with HarperCollins for nearly eight years, where she started as a Senior Editor, working with such authors as Dean Edell, M.D., and Wayne Dyer. For the past three years, she has been the Editorial Director for the HarperResource imprint, where she was responsible for such bestsellers as The Perricone Prescription by Nicholas Perricone, M.D., 8 Minutes In The Morning by Jorge Cruise, and Dare To Repair by Julie Sussman and Stephanie Glakas-Tenet. Prior to her tenure at Harper, Ms. Newman held positions at Macmillan, William Morrow, Readers Digest, and W.H. Freeman & Co.

Kate Stark began her career at HarperCollins in 1991, becoming Director of Retail Sales in 1995. Four years later, she was appointed Director of Marketing, responsible for the HarperResource imprint, the William Morrow Cookbooks imprint, and cookbook titles published under the HarperCollins imprint. In this capacity, Ms. Stark spearheaded marketing campaigns for the HarperResource imprint, which included the aforementioned national bestsellers, and the successful re-launch of the HarperCollins bilingual dictionary program.

Ms. Newman and Ms. Stark will be based at Penguin Group (USA)'s New York offices, effective January 28, 2004.

Penguin Group (USA) Inc. is the U.S. member of the internationally renowned Penguin Group. Penguin Group (USA) is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks, including Berkley Books, Dutton, Frederick Warne, G.P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin Books, The Penguin Press, Philomel, Plume, Puffin, Riverhead Books and Viking, among others. The Penguin Group is part of Pearson plc, the international media company.

Notes

Avery Books was established in 1976 as a college textbook publisher before evolving into an imprint specializing in works by recognized pioneers in alternative healing, scientists and health-care professionals involved in cutting-edge research. Penguin Group (USA) acquired Avery in October 1999. Among its bestselling backlist titles: Prescription for Nutritional Healing by James F. Balch, M.D. and Phyllis A. Balch, C.N.C. and Juicing for Life by Cherie Calborn and Maureen Keane. Looking ahead, Avery will be publishing The Pennington Plan for Wellness by Dr. Andrea Pennington, M.D., C. Ac., founder and president of the Pennington Institute for Health & Wellness and Medical Director and spokesperson for the Discovery Health Channel. Dr. Pennington's book will be published in Fall 2004. Also, Dr. Peter T. Scardino, M.D., Chairman of the Department of Urology at Memorial Sloan Kettering Cancer Center and head of the hospital's Prostate Cancer Program, and Judith Kelman are writing the authoritative guide to prostate health. This book is scheduled to be published in early 2005.

Viking Studio was formed in 1959 as an illustrated imprint. It has published such bestselling titles as Above Hallowed Ground: A Photographic Record of September 11, 2001, a New York Times bestseller in 2002; Vanity Fair's Hollywood; Gary Goldshneider's The Secret Language of Birthdays and The Secret Language of Relationships; and Secret Knowledge: Rediscovering the Lost Techniques of the Old Masters by David Hockney. Viking Studio's 2004 titles include Yankee Stadium: Drama, Glamor, and Glory, an updated edition of the anecdotal tribute to "the house that Ruth built," and England's Thousand Best Houses, a lavishly illustrated compendium of English country homes from all periods.

Further information

Marilyn Ducksworth, Penguin Group (USA), (212) 366-2564

Dave Zimmer, Penguin Group (USA), (212) 366-2687

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21 January 2004

Penguin Group (USA) Names New Nonfiction Imprint Hudson Street Press

First Titles to Debut in Winter 2005

New York, New York - Laureen Rowland, Publisher of Penguin Group (USA)'s new adult hardcover nonfiction imprint, which she founded in May 2003, announced today that the imprint will be called Hudson Street Press and publish its first titles in Winter 2005.

On naming the imprint, Ms. Rowland said, "Hudson Street, and the area where our offices now stand, boasts a long-standing commitment to books and writing, as evidenced by the small presses and salons that flourished here in the early to mid-20th century. It is also an area known for individuality and creativity. As such, Hudson Street will endeavor to publish authors who bring a creative new perspective, or a distinctly unique voice, to some of the traditionally successful nonfiction categories, such as narrative nonfiction, memoir, lifestyle, health/diet, women's issues, popular history, biography, and science. And, of course, I'm proud to build upon the long-established and successful roots that Penguin Group itself has laid here."

When fully mature, Hudson Street Press will publish thirty hardcover nonfiction titles per year. Plume, one of Penguin Group's longstanding trade paperback imprints, will publish Hudson Street Press's titles in trade paperback.

Among Hudson Street Press recent acquisitions are:

Does This Wheelchair Make Me Look Fat?: A Memoir by Teri Garr with Henriette Mantel
Wry and inspiring, the widely popular Oscar-nominated actress (*Tootsie*, *Close Encounters of the Third Kind*, *Mr. Mom*, *Friends*) tells the story of her life, her career, and her ongoing battle with multiple sclerosis in a book that is at once Hollywood hilarious and personally moving.

To See Every Bird On Earth by Dan Koeppel
From a well-known outdoors and nature writer comes a story about a father, a son, and a life-long obsession with competitive birding. Appealing to general narrative readers who enjoy fine writing and a glimpse into a quirky subculture, as well as diehard birders, the book explores the love and loss between a father and a son, the compulsion to conquer the natural chaos around us, and the timeless human romance with birds.

A Single Moment by Kate Michelman
From the Executive Director of the National Abortion Rights Action League (NARAL), one of the most influential pro-choice organizations in the country, A *Single Moment* is an urgent, personal, and politically impassioned wake-up call to American

women to defend their freedom. A powerful book about choice as it pertains to the right each woman has to shape her own life and assume her equal place in American society, this book is a direct challenge to the conservative movement's caricature of women as amoral creatures who are incapable of exercising moral judgment, and a call to arms to every American to confront the national and global consequences of forcing women to bear children against their will.

Fat Girl by Judith Moore
From a Guggenheim and NEA award-winning author comes a darkly riveting, compulsively readable and, at times, heartbreakingly funny memoir by a brilliant writer who is obsessed with food—and with being fat. *Fat Girl* shares a powerfully honest account of obesity that, until now, no one else has been brave enough to tell, an account that will appeal to the millions of girls and women (and not a few men) who have a love/hate relationship with food and their bodies, and anyone who has knowingly (or unconsciously) used food to try to fill the hole in her heart and soothe the craggy edges of her psyche.

The Pig and I by Rachel Toor
A heartfelt, kooky narrative in which Yale-grad single gal Rachel Toor recounts a series of love affairs with a mouse, a rat, a pot-bellied pig, a cat, two dogs, and, yes, an ass—as well as the male, human counterparts she dates that coincidentally look and act suspiciously like each of her pets! Appealing to animal lovers and romantic realists alike, The *Pig and I* comically illustrates why it's often easier to love a pet than a man, and how, sometimes, the most unlikely of companions can lead us to self-discovery.

The Coconut Diet by Dr. Mary Enig, Sally Fallon, with Alison Rose Levy
Picking up where THE ZONE and Atkins leave off, this science-based, cutting-edge "good news" diet reveals the amazing health and weight-loss benefits of coconut and offers a three-tier eating program that boasts delicious, filling, multi-ethnic recipes that whole families can enjoy.

Notes

Ms. Rowland's publishing career began at Simon & Schuster after which she moved to HarperCollins Publishers, rising to senior editor and publishing the surprise *New York Times* bestseller *Ophelia Speaks: Adolescent Girls Write About Their Search for Self* by then-17-year-old first-time author Sara Shandler. She is also known for conceiving, developing and publishing such national business bestsellers as *Direct From Dell* by Dell Computer founder and CEO Michael Dell, and *The End of Marketing As We Know It* by former Coca-Cola chief marketing officer Sergio Zyman. She joined the David Black Literary Agency in 1999 as an agent specializing in practical and narrative nonfiction. Ms. Rowland graduated magna cum laude from Providence College.

Penguin Group (USA) Inc. is the U.S. member of the internationally renowned Penguin Group. Penguin Group (USA) is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks, including Berkley Books, Dutton, Frederick Warne, G.P.

Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, The Penguin Press, Philomel, Plume, Puffin, Riverhead Books and Viking, among others. The Penguin Group is part of Pearson plc, the international media company.

Further information

Brant Janeway, Hudson Street Press, (212) 366-2230

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11 February 2004

Penguin Group and Callaway Arts & Entertainment announce deal for worldwide distribution and publication of new books based on Miss Spider™

New York, New York - Penguin Young Readers Group President Doug Whiteman announced today that he has signed a multi-year deal with Nicholas Callaway, CEO of Callaway Arts & Entertainment, for a new publishing program based on its best-selling Miss Spider™ character created by David Kirk.

The publishing program will have two components:

- In the trade market, Callaway Arts & Entertainment will publish a new series of illustrated storybooks based on the *Miss Spider's Sunny Patch Friends* television series scheduled to debut in August 2004 on Nick, Jr. These books will be distributed by Penguin in North America and published by Puffin in the United Kingdom and world English language markets. The first titles are slated to launch in fall 2004. The Miss Spider backlist, with over 4 million copies sold to date, will continue to be published by Scholastic, Inc.

- In the mass market, Callaway Arts & Entertainment has licensed English-language rights throughout the world to the Penguin Group (Grosset & Dunlap in the United States, and Ladybird in the United Kingdom), which will publish a variety of novelty and mass-market formats based on Miss Spider.

The *Miss Spider's Tea Party* book launched the Miss Spider phenomenon nearly a decade ago, leading to a dozen books and an hour-long animated TV special that first aired on Nickelodeon in March of 2003. Now Nick, Jr. will include *Miss Spider's Sunny Patch Friends* in its regular programming starting in August of 2004 with a daily half hour computer animated television series and three hour-long computer animated specials.

Doug Whiteman, president, Penguin Young Readers Group, states, "David Kirk and Nicholas Callaway have created a powerful children's brand in Miss Spider, and we are tremendously excited to be taking part in its future. Our Grosset & Dunlap imprint will publish the mass-market formats that are part of this deal, and this dramatically extends their character-based licensing program."

Sally Floyer, managing director, Ladybird and Frederick Warne, adds, "We are delighted to be launching these unique picture books in the U.K. market and to have the opportunity for Ladybird to introduce Miss Spider to a new generation of children through a brand new program of novelty, story, and activity books based on the television series."

Nicholas Callaway, CEO of Callaway Arts & Entertainment, comments, "Miss Spider has become one of the most beloved and successful contemporary classic children's properties. As Miss Spider is about to make her debut in a computer animated television series on Nick, Jr., we are pleased to grow the publishing program with Penguin Group as our partner."

Penguin Group (USA) publishes many lauded names in children's literature, such as Jan Brett, Brian Jacques, Judy Blume, Eric Carle, Tomie dePaola, Roald Dahl, Eric Hill, Don Freeman, Hardie Gramatky, Robert McCloskey, A.A. Milne, Richard Peck, Patricia Polacco, and dozens of other popular authors. Penguin Group (USA) Young Readers perennial favorites include *The Little Engine That Could* and the Nancy Drew and Hardy Boys series.

Ladybird is the U.K.'s best-known children's publisher, with a market reach from the book trade to the mass market. It specializes in publishing high-quality books for every stage of a child's development, from birth to eight years old, providing books that have a sound basis in the early years curriculum, but that are, above all, fun for both parents and children. Ladybird is the publishing partner for Disney, Boohbah, and a number of other important licenses, and with its sister imprint, Warne, which manages classic properties such as Eric Hill's Spot and Peter Rabbit™ , offers an ideal home for the top publishing licenses. Ladybird and Warne are part of the Penguin Group (UK).

The Penguin Group is part of international media company Pearson plc.

Callaway Arts & Entertainment, founded by Nicholas Callaway in 1980, specializes in family entertainment across all media-illustrated book publishing, animation for film and television, and product design-and creates and produces original characters and stories. Callaway's most recent titles have been *The English Roses* and *Mr. Peabody's Apples*, the first two titles in Madonna's series of books for children of all ages, published in fall 2003. Madonna's third children's book, *Lotsa de Casha*, will be released by Callaway in June 2004.

Further information

Katrina Weidknecht, 212.414.3561 for Penguin Young Readers Group
Katrina.Weidknecht@us.penguingroup.com

Joanna Prior, 001 44 020 7010 3250 for Penguin Group (UK)
Joanna.Prior@penguin.co.uk

Kathryn Bradwell, 212.798.3165 for Callaway Editions, Inc.
Kathryn_Bradwell@callaway.com (www.callaway.com)

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12 February 2004

Interactive Data Corporation Reports Another Year of Strong Growth

Fourth-quarter Revenues Increase 24.8%; Net Income Rises 6.9%

BEDFORD, Mass.--(BUSINESS WIRE)--Feb. 12, 2004-- Interactive Data Corporation (NYSE: IDC) today reported fourth quarter revenues of $120.4 million, reflecting revenue growth over the comparable period in 2002 of 24.8% (or 21.4% before the effects of foreign exchange). Net income rose 6.9% to $18.2 million, or $0.19 per diluted share, compared with $17.0 million, or $0.18 per diluted share, in last year's same period.

For the full year of 2003, revenues increased by 18.0% to $442.7 million and net income rose by 18.9% to $72.2 million. Earnings per diluted share rose by 16.9% to $0.76.

"Interactive Data Corporation performed strongly again in 2003," said Stuart Clark, president and chief executive officer. "Despite continued difficult market conditions, we achieved very good growth in both revenues and net income and at the same time made significant investment and progress in the integration of both the ComStock and HyperFeed Technologies businesses that we acquired in 2003. As a result of these integration efforts, we incurred expected severance and restructuring charges, which together with other non-recurring costs in the fourth quarter totaled $3.2 million.

"New sales in the fourth quarter remained strong, continuing the positive trend we highlighted last quarter. Our FT Interactive Data and CMS BondEdge divisions in North America were the main beneficiaries of this trend.

"Overall cancellation and downgrade levels decreased in the fourth quarter as compared to the third quarter although they still ran at historically high levels in areas of ComStock's non-institutionally oriented business. Clients remain focused on containing costs but, despite this, renewal rates in our institutionally oriented business remained at or above the 95% level.

"The ComStock business that we acquired in February 2003 met our revenue expectations for 2003 and we have now expanded this area of our real-time business through the purchase of the HyperFeed Technologies customer base in November 2003. The integration of these businesses with our core operations is progressing well and a major milestone in our progress was the build-out of our new 50,000 sq. ft. data center in Boxborough, Massachusetts, which was completed at the beginning of January. This new data center will be the technology hub of our global business and will ultimately enable us to close or downsize other parts of our technology infrastructure.

"As we reported last quarter, our balance sheet and cash position leave us well placed to consider acquisitions and other investment opportunities capable of accelerating the development of our business in the areas of higher value products, relevant adjacent markets and geographic expansion."

Other Fourth Quarter Operating and Financial Highlights

-- The ComStock business, excluding the HyperFeed Technologies customer base acquisition, contributed $15.9 million in revenues in the quarter bringing the total for the ten months since we acquired ComStock to $52.4 million. This was in line

with our guidance of a range of $50.0 million to $55.0 million. ComStock revenues in the fourth quarter were enhanced by a further $1.7 million arising from the acquisition of the HyperFeed Technologies customer base we completed in November 2003.

-- The FT Interactive Data business generated a revenue increase in the fourth quarter of 7.0% (or 3.9% before the effect of foreign exchange). This increase was driven by a strong performance in North America, where revenues rose 5.4%. In Europe, revenues increased 11.7% (although they decreased 1.7% before the effects of foreign exchange). Asia-Pacific revenues grew 23.1% (or 2.2% before the effects of foreign exchange). New sales were strong across the FT Interactive Data business, and in North America the number of customers of the Fair Value Information Service rose from 20 to 29 during the quarter.

-- CMS BondEdge revenues increased 4.7% compared to last year's fourth quarter. Strong new sales were achieved in the fourth quarter including one new sale of the Credit Risk module, bringing the total for that product module to six.

-- eSignal revenues increased 11.6% compared to the same quarter last year. During the quarter, the number of subscribers to the newer, Internet-delivered product reached an all-time high of over 52,000. As expected, revenues from products delivered by broadcast, which is no longer the delivery method of choice, declined by $0.5 million.

-- Due to the ComStock and HyperFeed acquisitions and the effects of foreign exchange, total costs and expenses for the fourth quarter rose by $23.2 million, or 33.7%, compared to the fourth quarter of 2002. Excluding these factors, total costs and expenses increased approximately 3.0% from the prior-year period. In addition we recorded $1.8 million in severance and restructuring related charges in the fourth quarter of 2003, of which $1.2 million related to the data center integration and movement of our data operations to a lower cost site. The remaining $0.6 million related to the closure of the Index Services business in Edinburgh, Scotland which we announced last quarter. Also in the fourth quarter, we recorded a $1.4 million charge related to a 5.0% ownership interest we had in a company that we spun off in 2000. Excluding the severance, restructuring and non-recurring charges, total costs and expenses declined by approximately 1.6% from the prior-year period.

Twelve Month Results

For the twelve months ended December 31, 2003, Interactive Data Corporation reported revenues of $442.7 million versus $375.0 million for 2002, an increase of 18.0%. Total costs and expenses rose 18.3%, or $50.6 million, from 2002. Income from operations increased 17.4% from $98.2 million in 2002 to $115.3 million in 2003. As a result, for 2003, net income rose 18.9% to $72.2 million, or $0.76 per diluted share, from $60.7 million, or $0.65 per diluted share, in 2002.

As of December 31, 2003, Interactive Data Corporation had no outstanding debt and had cash and cash equivalents of $131.6 million. During the quarter, the company did not repurchase additional shares under its existing buyback program.

2004 and 2005 Outlook

Our outlook for 2004 assumes a year with some improvement in business conditions but we

expect the industries we serve will still suffer from uncertainty and continue to focus on cost containment. Excluding the effect of any future acquisitions, we expect to deliver mid-to-high single digit revenue growth in 2004. In terms of 2004 net income, we expect to deliver growth of mid-single digits. This lower net income growth is primarily due to an anticipated increase in integration and reorganization costs as well as Sarbanes-Oxley related costs all of which we expect to total in the range of $6.0 to $7.0 million. Our 2005 outlook is that we expect to deliver low double-digit net income growth.

The tax rate for 2004 is expected to remain at 38-39% and capital expenditures are expected to be in the range of $20.0-$23.0 million.

Conference Call Information

Interactive Data Corporation's management will conduct a conference call Thursday, February 12, at 11:00 a.m. Eastern Time to discuss the fourth-quarter-2003 results and additional matters. The dial-in number for the call is 706-634-1052; no access code is required. Investors and interested parties may also listen to the call via a live web broadcast available through the Investor Relations section of the company's web site at www.interactivedatacorp.com and through www.StreetEvents.com. To listen, please register and download audio software at the site at least 15 minutes prior to the call. A replay will be available on both web sites shortly after the call. In addition, a telephone replay will be available February 12 at 2:00 p.m. through Thursday, February 19, 2004. The replay can be accessed by dialing 706-645-9291, conference ID #4861331.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe-harbor created by such Act. These statements include our statements discussing future financial conditions, results or projections, including those appearing under the heading "2004 and 2005 Outlook." These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than us and their strategic response to our services and products; (ii) changes in technology, which could affect the competitiveness of our products and services; (iii) our ability to maintain relationships with our key suppliers and providers of market data; (iv) a slowdown or decline in activity levels in the securities markets, which could lower demand for our products and services; (v) the impact of the difficult worldwide economic and political conditions on the financial markets and the industries we serve; (vi) the continuing impact of cost cutting pressures across the industries we serve; (vii) the consolidation of financial services companies, both within an industry and across industries, which could lower demand for our products and services; (viii) a prolonged outage or other major unexpected operational difficulty at one of our data centers; (ix) our ability to broaden our subscriber base; (xi) a decline in market acceptance of our services or products or the potential obsolescence of our services or products; and (xii) the failure of or other unanticipated difficulties encountered in one or more of our new business initiatives, including any acquisitions, outsourcing initiatives or strategic alliances. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an

international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per share data)

	Three Months Ended December 31		
	2003	2002	Change
SERVICE REVENUES	$120,419	$96,458	24.8%
COSTS & EXPENSES			
Cost of Services	38,894	28,141	38.2%
Selling, general & administrative	43,535	33,329	30.6%
Depreciation	4,093	3,787	8.1%
Amortization	5,413	3,488	55.2%
Total costs & expenses	91,935	68,745	33.7%
INCOME FROM OPERATIONS	28,484	27,713	2.8%
Other income, net	189	491	-61.5%
INCOME BEFORE INCOME TAXES	28,673	28,204	1.7%
Provision for Income Taxes	10,454	11,161	-6.3%
NET INCOME	$18,219	$17,043	6.9%
NET INCOME PER SHARE			
Basic	$0.20	$0.19	5.3%
Diluted	$0.19	$0.18	5.6%
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic	92,754	91,572	1.3%
Diluted	94,903	93,779	1.2%

	Twelve Months Ended December 31		
	2003	2002	Change
SERVICE REVENUES	$442,690	$375,015	18.0%
COSTS & EXPENSES			
Cost of Services	141,631	110,321	28.4%
Selling, general & administrative	149,129	133,225	11.9%
Depreciation	16,807	14,500	15.9%
Amortization	19,774	18,737	5.5%
Total costs & expenses	327,341	276,783	18.3%